Exhibit (a)(1)(I)

GINGKO ACQUISITION CORP. EXTENDS TENDER OFFER
EXPIRATION DATE OF ITS OFFER FOR INFORMATION
RESOURCES, INC.

PALO ALTO, CALIFORNIA – August 4, 2003: Gingko Acquisition Corp., a company controlled by Symphony Technology II-A, L.P. and affiliates of Tennenbaum & Co., LLC, announced today that it has extended the expiration date of its offer for all of the outstanding shares of common stock of Information Resources (the “Offer”) until 12:00 midnight, New York City time, on August 29, 2003, unless the Offer is extended to a later date.

The Offer was initially set to expire at 12:00 midnight, New York City time on August 8, 2003. As required by the Agreement and Plan of Merger dated June 29, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc., Gingko Acquisition has obtained the consent of Information Resources to the extension of the expiration date.

According to LaSalle Bank National Association who is serving as the Depositary in connection with the Offer, as of August 1, 2003, holders of approximately 856,702 shares of Information Resources common stock have tendered their shares pursuant to the Offer.

Gingko Acquisition is making the solicitation and Offer to buy Information Resources common stock pursuant to the Offer to Purchase and related materials that Gingko Acquisition filed on July 14, 2003, as amended by Gingko Acquisition’s filings on Schedule TO with the Securities and Exchange Commission on August 1, 2003 and August 4, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the Offer. Stockholders can obtain the Offer to Purchase and related materials at no cost at the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the Offer.